YANEX GROUP, INC.

FILDERBAHNPLATZ, 33-1404, STUTTGART, GERMANY 70567

Tel. 011-49-176-39059436

July 20, 2011

Ms. Jessica Plowgian

United States

Securities and Exchange Commission

Washington, DC 20549-0302

Re: Yanex Group, Inc.

       Registration Statement on Form S-1

       Filed June 27, 2011

       File No. 333-175146

Dear Ms. Plowgian:

Further to your letter dated July 14, 2011, concerning the deficiencies in our registration statement on Form S-1 filed on June 27, 2011, we provide the following responses:

General

1. SEC Comment: 1. Rule 419(a)(2) of Regulation C defines a blank check company as a company that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock. Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;

- You have no operations and no assets other than cash;

- You may be unable to implement your business plan without substantial additional funding and there do not appear to be any efforts or current plans for obtaining this funding; and

- You contemplate the issuance of additional shares of your capital stock in connection with future acquisitions (please see “We may in the future issue additional shares of common stock…” risk factor disclosure on page nine).

Given these facts and the very general disclosure related to the nature of your business plan (which you describe as not yet “fully developed” on page seven), we believe your company is a blank check company and that your offering must comply with the requirements of Rule 419. If you disagree, provide in your response letter an analysis of why Rule 419 should not apply and substantially revise your entire prospectus to provide a detailed description of your specific business plan.

Response:  In response to this comment we referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock.

While we are a development stage company, the company is not a blank check company because:

- it has its own specific operational business plan (we deleted statement that we have not yet fully developed our business plan;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Yanex Group, Inc. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.

Prospectus Cover Page, page 3

2. Please prominently disclose on this page the fact that the company is a shell company.

Response:  In response to this comment we prominently disclosed on Prospectus Cover Page the fact that the company is a shell company:

Yanex Group, Inc. is currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.

Risk Factors, page 7

General

3. Include risk factor disclosure, if true, that Mr. Yanov does not have any experience with a public company.

Response:  In response to this comment we included risk factor disclosure that Mr. Yanov does not have any experience with a public company:

OUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE MANAGING A PUBLIC COMPANY WHICH IS REQUIRED TO ESTABLISH AND MAINTAIN DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING.

We have never operated as a public company. Alexander Yanov, our sole officer and director has no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required for a public company that is reporting company with the Securities and Exchange Commission. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected.

“Because our sole officer and director has other business interests…,” page 8

4. Please revise this risk factor to address any conflicts of interest Mr. Yanov may have as a result of his involvement in other activities.

Response:  We have revised to clarify that:

A conflict of interest could arise as a result of Mr. Yanov’s involvement in other activities. It is possible that the demands on Alexander Yanov from his other obligations and activities could increase with the result that he would no longer be able to devote sufficient time to the management of our business. For example, Mr. Yanov may be required to devote more time to studying in his pursuit of a Master’s Degree at Stuttgart University.

Offering Period and Expiration Date, page 15

5. Please revise your disclosure to clarify that your offering will continue for a period of two hundred and forty “days”.

Response:  In response to this comment we revised our disclosure to clarify that our offering will continue for a period of two hundred and forty “days”:

Plan of Distribution; Terms of the Offering, page 15

6. We note your disclosure that Yanex Group, Inc. will pay all expenses incidental to the registration of the shares. Please revise your disclosure here as well as in the risk factor “[w]e will incur ongoing costs and expenses for SEC reporting and compliance…” on page 11 to clarify, if true, that you intend to use the proceeds of the offering to pay such expenses.

Response:  In response to this comment we revised our disclosure to clarify that we intend to use the proceeds of the offering to pay all expenses incidental to the registration of the shares.

Our service, page 21

7. Please revise this section to provide a more comprehensive description of your proposed business as required by Item 101(h)(iv) of Regulation S-K, including an expanded description of your anticipated services and markets. Your expanded disclosure should include support for your statement on page 21 that “more and more people tend to live in [sic] countryside” and clarify whether you intend to provide services primarily to people in rural settings.

Response:  In response to this comment we revised this section to provide a more comprehensive description of our proposed business.  We included support for your statement on page 21 that more and more people tend to live in suburbs and clarify that we intend to provide services primarily to people living in single family houses.

8. We note your statement that it is “likely” that you will not achieve profitability and you will have to cease operations due to your lack of funding. Please expand this disclosure to address why you have decided to conduct an offering at this time.

Response:  We have expanded to include the following discussion:

We have decided to conduct an offering at this time to raise funds in order for our business to develop its operations and increase it’s likelihood of commercial success.

9. Please explain how you anticipate being able to work under “stiff time-frame” conditions given the limited time Mr. Yanov is anticipating contributing to the business.

Response:  We have revised to explain:

While Mr. Yanov is only able to devote approximately 20 hours per week to our business activities on average, his current business obligations are flexible enough that he can devote sufficient time under "stiff time-frame conditions" in order to meet the needs of potential clients. As our operations expand, Mr. Yanov is prepared to devote additional time to our affairs in order to maintain this commitment to clients.

Competition, page 22

10. Please expand your disclosure to address the competition for your services with respect to small to middle-scale sized projects and address the methods you will use to compete in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Response:  In response to this comment we disclosed the methods you will use to compete in the industry:

In order to be more or less successful in the existing stiff condition we will provide a new vision of modern single family houses which are characterized by using brand-new materials, environment friendly technologies and out of the ordinary appearance. Also we plan to create some typed projects  with standard type of plan layouts and number of spaces and  which can be constructed in different areas with different surroundings and which can cost much less. Finally we will make competitive price for our work in order to get more clients.

Professional Service Agreement, page 23

11. Please disclose when you anticipate being able to complete the service contemplated by this agreement. We note that you have indicated that you cannot commence operations until after you have completed this offering.

Response:  We have disclosed that:

We will be in the position to complete the service contemplated by this agreement when we purchase PC and software during months 4-6 following completion of our offering as described in our “Plan of Operation”.  However if the client insists on earlier completion, Mr. Yanov has agreed to let us use his personal PC and software to provide services until we acquire our own.

Biographical Information, page 24

12. We note your disclosure regarding Mr. Yanov’s lack of involvement in certain legal proceedings. Please note that Item 401(f) of Regulation S-K also requires disclosure of several other types of proceedings. Please confirm that none of the events contemplated by this item have occurred or, if applicable, revise your disclosure accordingly.

Response:  In response to this comment we disclosed other types of proceedings. We hereby confirm that none of the events contemplated by this item have occurred.

Other

13. There are several references in the registration statement to “she” instead of “he” when referencing Mr. Yanov. Please revise.

Response:  In response to this comment we revised our prospectus.

Please direct any further comments or questions you may have to us at yanexgroup@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Thank you.

Sincerely,

/S/ Alexander Yanov

Alexander Yanov, President